UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

**In respect of the issue of
VND 231,740,000,000 Fixed Rate Notes due 24 August 2022
(payable in United States Dollars)**

**by the European Bank for Reconstruction and Development pursuant to its
EUR 45,000,000,000 Global Medium Term Note Programme**

Filed pursuant to Rule 3 of Regulation EBRD
Dated 20 August 2020

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Vietnamese Dong ("VND") 231,740,000,000 Fixed Rate Notes due 24 August 2022 (payable in United States Dollars) (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 20 August 2020 (together, the "Offering Circular").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 20 August 2020 (the "Purchaser's Confirmation") provided by Merrill Lynch International pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement"), Merrill Lynch International has agreed to purchase the Notes. The obligations of Merrill Lynch International are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.000%	N/A	100.000%
Total	VND 231,740,000,000[1]	N/A	VND 231,740,000,000[1]

(1) Payable in U.S. dollars in the amount of USD 10,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

Merrill Lynch International has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of the legal advisers of the Bank, the fees and expenses of Citibank, N.A. and any paying agents, and the fees and expenses of any calculation agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except any definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
       (ii)   The Purchaser's Confirmation dated 20 August 2020.
       (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
       (ii)   The Supplementary Offering Circular dated 22 July 2019.**
       (iii)   The Pricing Supplement dated 20 August 2020.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.

20 August 2020

To: European Bank for Reconstruction and Development (the "Issuer")

Attention: Stefan Filip

Dear Sirs,

European Bank for Reconstruction and Development
VND 231,740,000,000 Fixed Rate Notes due 24 August 2022 (payable in United States
Dollars) (the "Notes") issued pursuant to the European Bank for Reconstruction and
Development
EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of the Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i)   We agree to pay:

        (a)   the fees and expenses of our legal advisers;

        (b)   the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing;

        (c)   the upfront fees and expenses of the Agent and any paying agents, and the fees and expenses of any calculation agents;

        (d)   all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

        (e)   the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)   In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. §290.3 no later than the date of this letter, we confirm that the Notes are expected to be offered and sold in the United States.

(iii)   The provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 (the **"Programme Agreement"**) will not apply in relation to this issue of the Notes.

The net proceeds of the issue are VND 231,740,000,000 (which, for the avoidance of doubt, will be paid in USD in the amount of USD 10,000,000) and which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear Bank SA/NV, account number 92707.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "**Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

(a) we (the "**Manufacturer**") acknowledge that we understand the responsibilities conferred upon us under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes; and

(b) we note the application of the Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

Recognition of the U.S. Special Resolution Regimes

(a) In the event that we as Dealer as a Covered Entity become subject to a proceeding under a U.S. Special Resolution Regime, the transfer from us of the Programme Agreement and related letters, and any interest and obligation in or under the Programme Agreement and related letters, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Programme Agreement and related letters, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b) In the event that we, as Dealer and as a Covered Entity, or a Covered Affiliate of ours becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Programme Agreement and related letters that may be exercised against us are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Programme Agreement and related letters were governed by the laws of the United States or a state of the United States.

"**Covered Affiliate**" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"**Covered Entity**" means any of the following:

(i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(i) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(ii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"**U.S. Special Resolution Regime**" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Please confirm your agreement to the terms of the issue by signing and sending back to us a copy of the Pricing Supplement.

For: Merrill Lynch International



Adrien de Naurois
Managing Director

By:

Delegated signatory

MiFID II product governance / Professional investors and ECPs only target market:

Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means the Dealer.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

20 August 2020

PRICING SUPPLEMENT

**European Bank for Reconstruction and Development
VND 231,740,000,000 Fixed Rate Notes due 24 August 2022 (payable in United States Dollars) (the "Notes")
issued pursuant to the European Bank for Reconstruction and Development
EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes**

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012 (the "**Offering Circular**"), as supplemented by the Supplementary Offering Circular dated 22 July 2019 (the "**Supplementary Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular as so supplemented. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular as so supplemented. The Offering Circular and the Supplementary Offering Circular are available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Vietnamese Dong ("**VND**"), the lawful currency of the Socialist Republic of Vietnam *provided that* all payments in respect of the Notes shall be made in United States Dollars ("**USD**"), subject to the provisions set out in the Annex hereto.
2	Nominal Amount:	VND 231,740,000,000

3	Type of Note:	Fixed Rate
4	Issue Date:	24 August 2020
5	Issue Price:	100.00 per cent. of the Nominal Amount
6	Maturity Date:	24 August 2022, subject to adjustment in accordance with the Business Day Convention and the provisions set out in the Annex hereto.
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8		Form of Note:	Registered
9		New Global Note:	No
10	(a)	Specified Denomination(s):	VND 10,000,000
11		Exchange of Bearer Notes:	Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

14		Partly Paid Notes:	Not Applicable

PROVISIONS RELATING TO INTEREST

15		Interest Commencement Date:	Issue Date
16		Fixed Rate Notes:	
	(a)	Fixed Rate(s) of Interest:	1.44 per cent. per annum, payable annually in arrear provided that interest shall be paid in USD using the VND/USD Reference Rate, as further described in the Annex hereto
	(b)	Fixed Interest Date(s):	24 August 2021 and the Maturity Date, subject to adjustment in accordance with the Business Day

Convention specified below and the provisions set out in the Annex hereto.

	(c)	Initial Broken Amount per Calculation Amount:	Not Applicable
	(d)	Final Broken Amount per Calculation Amount:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and, for the avoidance of doubt, Hanoi shall be the principal financial centre. London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19		Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and, for the avoidance of doubt, Hanoi shall be the principal financial centre. London and New York City shall be additional business centres.
20		Dual Currency Notes:	Not Applicable
21		Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100.00 per cent. per Specified Denomination payable in USD and subject to the provisions set out in the Annex hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable

24	Instalment Note:	Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in the Annex hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-syndicated name and address of the Dealer:	Merrill Lynch International 2 King Edward Street London, EC1A 1HQ United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Additional selling restrictions:	Not Applicable
31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	221961480
	ISIN Code:	XS2219614802
	CUSIP Number:	Not Applicable
34	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Financial Conduct Authority and to be admitted to trading on the Regulated Market of the London Stock Exchange
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable

36   (i) Additional Information: The provisions set out in the Annex hereto shall apply to the Terms and Conditions in accordance therewith.

    (ii) Investment Considerations:

Vietnamese Dong Exchange Risk

The Final Redemption Amount, Early Redemption Amount (if applicable) and the Fixed Interest Amount (as defined in Annex hereto) on the Notes are linked to the Vietnamese Dong, the lawful currency of the Socialist Republic of Vietnam ("VND"). Currency exchange rates may be volatile and will affect the return to the holder of the Notes. The Government of the Socialist Republic of Vietnam can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes in USD, as well as the actual yield (in USD terms) on the Notes and the amounts payable on the Notes. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in the Socialist Republic of Vietnam or elsewhere could lead to significant and sudden changes in the exchange rate between the VND and the USD.

Notes are Not Liquid Instruments

There may exist at times only limited markets for the Notes resulting in low or non-existent volumes of trading in the Notes, and therefore a lack of liquidity and price volatility of the Notes.

    (iii) Selling Restriction:

Socialist Republic of Vietnam:

The Dealer acknowledges that the Notes may not be offered or sold directly or indirectly in Socialist Republic of Vietnam, or to, or for the benefit of, any resident of the Socialist Republic of Vietnam (which term shall have the same meaning as that defined in the 2005 Ordinance of Foreign Exchange (National Assembly, 13 December 2005) including (a) any corporation or other entities incorporated under the laws of the Socialist Republic of Vietnam and operating in the Socialist Republic of Vietnam (a "Vietnamese entity"); (b) any Vietnamese entity's representative office established in any foreign country; (c) any Vietnamese citizen residing in the Socialist Republic of Vietnam or residing

abroad for a period of less than twelve months; and (d) foreigners residing in the Socialist Republic of Vietnam for a period of twelve months or more, except for those who immigrate to the Socialist Republic of Vietnam for study, medical treatment, tourism or working for diplomatic agencies, consulates or foreign organisations' representative offices in the Socialist Republic of Vietnam). Unless permitted under the securities laws of the Socialist Republic of Vietnam, no advertisement, invitation or documents relating to the Notes will be issued in the Socialist Republic of Vietnam.

37	Total Commissions:	Not Applicable

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the Regulated Market of the London Stock Exchange plc of the Notes described herein pursuant to the Euro 45,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 24 August 2020 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Professional investors and ECPs only target market".

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: Stefan Filip ....



Authorised signatory

CITIBANK, N.A.
(as Agent)

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Financial Conduct Authority and to trading on the Regulated Market of the London Stock Exchange plc with effect from 24 August 2020 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from S&P Global Ratings Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Ltd. ("**Moody's**") and an AAA credit rating from Fitch Ratings Ltd. ("**Fitch**").. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which are expected to be VND 231,740,000,000 but payable in USD in the amount of USD 10,000,000) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	VND 231,740,000,000 (which, for the avoidance of doubt, will be paid in USD in the amount of USD 10,000,000 at the VND/USD foreign exchange rate of 23,174).
(iii)	Estimated total expenses:	GBP 10,000

5 **YIELD**

Indication of yield:	1.44 per cent. per annum

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6   HISTORIC INTEREST RATES

Not Applicable

7   PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

8   PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

In the circumstances described in the Annex hereto, the amount of principal and/or interest received by holders of the Notes is affected by the VND/USD foreign exchange rate. Information in respect of the VND/USD foreign exchange rate can also be found on Reuters page VNDMEAN+VN or any successor page.

ANNEX

Calculation of the Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Final Redemption Amount per Specified Denomination or the Early Redemption Amount per Specified Denomination will be payable in USD on the Maturity Date or the Early Redemption Date, as applicable, and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> Specified Denomination / (Reference Rate on the applicable Rate Fixing Date) rounded to the nearest cent, with USD 0.005 being rounded up

The Fixed Interest Amount per Specified Denomination will be payable in USD on each Fixed Interest Date and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

> Specified Denomination x Interest Rate / (Reference Rate on the applicable Rate Fixing Date) x Day Count Fraction rounded to the nearest cent, with USD 0.005 being rounded up

The Calculation Agent shall notify the Issuer and the Agent (who will in turn inform the Noteholders) of its determination of the Final Redemption Amount per Specified Denomination, the Early Redemption Amount per Specified Denomination and the Fixed Interest Amount payable per Specified Denomination on the Maturity Date, the Early Redemption Date and/or the relevant Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than the Business Day immediately following the day when such determination is made).

If the Reference Rate is not available for any reason on the Reuters page VNDMEAN=VN (or on any successor page) on any Rate Fixing Date, then the Calculation Agent shall determine that a price source disruption event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and the Agent of such occurrence (and the Agent will in turn inform the Noteholders).

Following the determination of the occurrence of a Price Source Disruption Event, the Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists, and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be.

If, on the tenth Business Day following the original Rate Fixing Date after the determination of a Price Source Disruption Event, the Reference Rate is still unavailable on the Reuters page VNDMEAN=VN (or on any successor page), then the Reference Rate shall be the average of such firm quotes (expressed as the amount of VND (or fractional amounts thereof) per one USD) from five Reference Dealers as the Calculation Agent is able to obtain for the sale of VND and the purchase of USD at or about 11 am local time in the Socialist Republic of Vietnam on the applicable Rate Fixing Date for settlement two Hanoi Business Days thereafter, as calculated by the Calculation Agent, provided, however, that if fewer than five (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply, as calculated by the Calculation Agent, and if none, or only one, of the Reference Dealers provides such a firm quote, then the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the avoidance of doubt, no additional amounts shall be payable by the Issuer in respect of any delay in payment beyond the originally scheduled Fixed Interest Date, the Maturity Date, or as the case may be, the Early Redemption Date (in each case, as adjusted, if appropriate, in accordance with the Following Business Day Convention) to the Postponed Fixed Interest Date, the Postponed Maturity

Date or the Postponed Early Redemption Date (as appropriate) because of the operation of the provisions of this Annex.

For the purposes of these provisions:

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City, and Hanoi

"**Calculation Agent**" means JPMorgan Chase Bank, N.A., London Branch in accordance with the provisions of the Calculation Agency Agreement dated 9 February 2007 entered into with the Issuer (as amended and/or supplemented from time to time) (the "Calculation Agency Agreement"). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A., as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Conditions 5(d) and 9;

"**Fixed Interest Amount**" means the amount of interest payable per Specified Denomination on a Fixed Interest Date;

"**Hanoi Business Day**" means a day on which commercial banks are open for business including dealings in foreign exchange in accordance with the market practice of the foreign exchange market in Hanoi;

"**Postponed Early Redemption Date**" means the tenth Business Day following the originally scheduled Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five (5) Business Days prior to each applicable Fixed Interest Date, the Maturity Date or the Early Redemption Date, as applicable. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists, and (ii) the tenth Business Day following the original Rate Fixing Date;

"**Reference Dealers**" means leading dealers, banks or banking corporations which regularly deal in the USD/VND exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"**Reference Rate**" means, in respect of a Rate Fixing Date, the VND/USD Spot Fixing rate (ie the rate at which banks buy VND and sell USD), expressed as the amount of VND (or fractional amounts thereof) per one USD, for settlement in five Hanoi Business Days as reported on the Reuters page VNDMEAN=VN (or any successor page) by approximately 11 am local time in the Socialist Republic of Vietnam, on that Rate Fixing Date. In the circumstances described in the provisions of this Annex relating to a Price Source Disruption Event, the Reference Rate shall be determined by the Calculation Agent in accordance with such provisions.